FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

February 8, 2007

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,853,536
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,853,536

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,787,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

 *Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jan 31,2007	John Plewes	Mar.25, 04	Mar.24,09	$18.375	(50,000)
Jan 31,2007	John Plewes	Dec.20, 05	Dec.19,10	$10.50	(25,000)
				SUBTOTAL	(75,000)

	Stock Option Outstanding – Post Plan — Closing Balance Inducement – T. Jauristo		3,712,500 300,000 4,012,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			723,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			723,117

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of January 2007

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	February 7, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS STAN MYERS AS

DIRECTOR OF EXPLORATION - LATIN AMERICA

January 16, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Stan Myers to the position of Director of Exploration - Latin America. Stan has 20 years experience in geology, exploration and project management, including more than 15 years with Newmont. Most recently, he was Project Manager for Newmont Peru Limited’s Nassau project in Suriname.

In his position at Southwestern, Stan will oversee all of the Company’s exploration activities in Peru, including the Liam Gold-Silver Project, a 50/50 joint venture with Newmont Peru Limited; the Antay Porphyry Copper-Gold Project, a joint venture where Anglo American Exploration Peru S.A. can earn up to a 70% interest; the 100%-owned Pacapausa Gold/Silver Project, and numerous other early stage projects in southern Peru. Stan will also be responsible for generating new projects in other parts of Latin America.

Southwestern’s President and CEO, John Paterson, said: “I am very pleased to have Stan join Southwestern in the position of Director of Exploration - Latin America. He brings a wealth of experience in gold exploration in Peru and other parts of Latin America. His extensive knowledge and skills will benefit the Company as we continue to advance our exploration projects in Peru.”

Stan holds a B.Sc. Geology and an M.Sc. Geology, both from the University of Idaho. Stan’s appointment will be effective February 1. He will be based in Lima, Peru.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

January 16, 2007.

ITEM 3.

PRESS RELEASE

Issued January 16, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has appointed Stan Myers to the position of Director of Exploration - Latin America. Stan has 20 years experience in geology, exploration and project management, including more than 15 years with Newmont. Most recently, he was Project Manager for Newmont Peru Limited’s Nassau project in Suriname.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 16th day of January 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS STAN MYERS AS

DIRECTOR OF EXPLORATION - LATIN AMERICA

January 16, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Stan Myers to the position of Director of Exploration - Latin America. Stan has 20 years experience in geology, exploration and project management, including more than 15 years with Newmont. Most recently, he was Project Manager for Newmont Peru Limited’s Nassau project in Suriname.

In his position at Southwestern, Stan will oversee all of the Company’s exploration activities in Peru, including the Liam Gold-Silver Project, a 50/50 joint venture with Newmont Peru Limited; the Antay Porphyry Copper-Gold Project, a joint venture where Anglo American Exploration Peru S.A. can earn up to a 70% interest; the 100%-owned Pacapausa Gold/Silver Project, and numerous other early stage projects in southern Peru. Stan will also be responsible for generating new projects in other parts of Latin America.

Southwestern’s President and CEO, John Paterson, said: “I am very pleased to have Stan join Southwestern in the position of Director of Exploration - Latin America. He brings a wealth of experience in gold exploration in Peru and other parts of Latin America. His extensive knowledge and skills will benefit the Company as we continue to advance our exploration projects in Peru.”

Stan holds a B.Sc. Geology and an M.Sc. Geology, both from the University of Idaho. Stan’s appointment will be effective February 1. He will be based in Lima, Peru.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com